Exhibit 99.2

Announcement Thursday, 23 April 2026	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

2026 ANNUAL GENERAL MEETING VOTING RESULTS

Woodside advises that resolutions 2(a), 2(b), 2(c), 2(d), 2(e), 3, 4 and 5 put to the Annual General Meeting of members held on 23 April 2026 were carried. Following is information on the voting outcome in respect of each resolution put to the meeting:

Item 2(a)	Mr Larry Archibald is re-elected as a Director	For	1,048,663,282	92.22%
		Against	88,466,353	7.78%
		Abstain	2,272,239
Item 2(b)	Ms Swee Chen Goh is re-elected as a Director	For	1,087,119,911	95.60%
		Against	49,977,938	4.40%
		Abstain	2,232,117
Item 2(c)	Mr Arnaud Breuillac is re-elected as a Director	For	1,090,681,055	95.92%
		Against	46,390,173	4.08%
		Abstain	2,250,093
Item 2(d)	Ms Angela Minas is re-elected as a Director	For	1,102,230,912	96.93%
		Against	34,898,948	3.07%
		Abstain	2,188,691
Item 2(e)	Mr Mark Cutifani is elected as a Director	For	1,121,450,502	98.64%
		Against	15,511,576	1.36%
		Abstain	2,347,898
Item 3	Remuneration Report	For	921,181,444	81.69%
		Against	206,436,769	18.31%
		Abstain	11,601,283
Item 4	Approval of Grant of FY26 LTI Award to CEO & Managing Director	For	742,487,690	65.48%
		Against	391,503,117	34.52%
		Abstain	5,268,393
Item 5	Non-Executive Directors’ Remuneration	For	1,128,896,162	99.31%
		Against	7,798,499	0.69%
		Abstain	2,555,348

INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

WOODSIDE ENERGY GROUP LTD 2026 ANNUAL GENERAL MEETING – VOTING RESULTS

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
2(a) Mr Larry Archibald is re-elected as a Director	Ordinary	1,019,482,137	87,618,081	5,636,887	1,839,083	23,138,097	825,853	388,526	1,048,663,282 92.22%	88,466,353 7.78%	2,272,239	Carried
2(b) Ms Swee Chen Goh is re-elected as a Director	Ordinary	1,058,311,897	48,815,253	5,655,827	1,793,211	22,815,451	1,140,284	396,741	1,087,119,911 95.60%	49,977,938 4.40%	2,232,117	Carried
2(c) Mr Arnaud Breuillac is re-elected as a Director	Ordinary	1,061,485,524	45,639,994	5,646,439	1,804,231	23,186,109	744,979	421,388	1,090,681,055 95.92%	46,390,173 4.08%	2,250,093	Carried
2(d) Ms Angela Minas is re-elected as a Director	Ordinary	1,073,148,366	33,952,289	5,672,465	1,799,961	23,050,999	938,296	363,181	1,102,230,912 96.93%	34,898,948 3.07%	2,188,691	Carried
2(e) Mr Mark Cutifani is elected as a Director	Ordinary	1,092,280,243	14,796,817	5,648,631	1,849,497	23,170,944	708,467	468,565	1,121,450,502 98.64%	15,511,576 1.36%	2,347,898	Carried
3 Remuneration Report	Ordinary	896,717,475	202,802,399	4,080,482	10,975,832	20,137,987	3,604,003	606,985	921,181,444 81.69%	206,436,769 18.31%	11,601,283	Carried
4 Approval of Grant of FY26 LTI Award to CEO & Managing Director	Ordinary	718,699,713	387,218,472	3,933,606	4,724,397	19,594,106	4,237,320	521,050	742,487,690 65.48%	391,503,117 34.52%	5,268,393	Carried
5 Non-Executive Directors’ Remuneration	Ordinary	1,103,344,978	3,524,365	5,749,210	1,957,635	19,549,318	4,242,379	560,406	1,128,896,162 99.31%	7,798,499 0.69%	2,555,348	Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll